UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 ENDOCARE, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    29264P104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [_]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.  29264P104                                           Page 2 of 9 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BROWN SIMPSON PARTNERS I, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  29264P104                                           Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                  OO; IA

                                                               Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  Endocare, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  7 Studebaker, Irvine, California 92618

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                 i)        Brown  Simpson   Partners  I,  Ltd.  ("Brown  Simpson
                           Partners I"); and

                 ii) Brown Simpson Asset Management, LLC ("Brown Simpson Asset Management").

                  Brown Simpson Asset Management serves as the investment manager to Brown Simpson Partners I. Each of Matthew C. Brown, Peter D. Greene, Mitchell D. Kaye, and James R. Simpson hold an ownership interest in Brown Simpson Asset Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business offices of Brown Simpson Partners I is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

                  The address of the principal business offices of Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 21st Floor, New York, New York 10019.

Item 2(c)         Citizenship:

                  (i)      Brown Simpson Partners I is a Cayman Islands company;
                           and

                  (ii) Brown Simpson Asset Management is a New York limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  29264P104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 9 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

 Brown Simpson Partners I
 ------------------------

 (i)      Sole power to vote or to direct the vote:                            0

 (ii)     Shared power to vote or to direct the vote:                          0

 (iii)    Sole power to dispose or to direct the disposition of:               0

 (iv)     Shared power to dispose or to direct the disposition of:             0


 Brown Simpson Asset Management
 ------------------------------

 (i)      Sole power to vote or to direct the vote:                            0

 (ii)     Shared power to vote or to direct the vote:                          0

 (iii)    Sole power to dispose or to direct the disposition of:               0

 (iv)     Shared power to dispose or to direct the disposition of:             0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                               Page 6 of 9 Pages




Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2002             BROWN SIMPSON PARTNERS I, LTD.



                                    By:      /s/ PETER D. GREENE
                                             -----------------------------------
                                             Name: Peter D. Greene
                                             Title: Attorney-in-Fact


Date:  January 15, 2002             BROWN SIMPSON ASSET MANAGEMENT, LLC


                                    By:      /s/ PETER D. GREENE
                                             -----------------------------------
                                             Name: Peter D. Greene
                                             Title: Managing Principal

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.      Joint Filing Agreement, dated as of January 15, 2002,
        by and between Brown Simpson Partners I, Ltd. and
        Brown Simpson Asset Management, LLC..........................     9